

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2010

John T. Kurtzweil
Chief Financial Officer
Cree Inc.
4600 Silicon Drive
Durham, North Carolina 27703

> **Re:** **Cree Inc.**
> **Form 10-K for the fiscal year ended June 27, 2010**
> **Filed August 18, 2010**
> **File No. 000-21154**

Dear Mr. Kurtzweil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2010

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 52

1.   With respect to your arrangements to perform research and development for
        others, please tell us how you considered the disclosures required by FASB ASC
        730-20-50-1 through 50-3.

2.   Please tell us about the nature of the refinement to your global supply chain that
        caused you to change the functional currency of your international subsidiaries to
        the US dollar in the fourth quarter of fiscal 2009. Refer to FASB ASC 830-10-
        45-7.

Note 17. Geographic Information, page 84

3.   On pages 4 -5, you discuss your various products such as LED Chips, LED
        Components, LED lighting, etc. Please tell us how you considered the disclosures
        required by FASB ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the
                disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do
                not foreclose the Commission from taking any action with respect to the
                filing; and

        ·   the company may not assert staff comments as a defense in any
                proceeding initiated by the Commission or any person under the federal
                securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Geoffrey Kruczek at (202) 551- 3641 with any other questions. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/Kate Tillan for

Martin James
Senior Assistant Chief Accountant